Filed by Zoom Video Communications, Inc.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14d-2

under the Securities Exchange Act of 1934, as amended

Subject Company: Five9, Inc.

(Commission File No. 001-36383)

The following statement was made during an analyst day call hosted by Zoom Video Communications, Inc. (“Zoom”) on September 13, 2021 and is being filed in connection with the acquisition of Five9, Inc. (“Five9”) by Zoom:

Kelly Steckelberg, Chief Financial Officer of Zoom

We continue to be thrilled about the opportunity to have Five9 join as part of the Zoom platform and see significant benefits in the combined entity for both customers and shareholders. While there has been some recent volatility in our stock, we believe the terms of the deal are compelling and that there is meaningful value creation opportunity for both sets of shareholders, as we drive a combined growth agenda going forwards.

Forward-Looking Statements

This communication contains forward-looking information related to Zoom Video Communications, Inc. (“Zoom”) and Five9, Inc. (“Five9”) and the acquisition of Five9 by Zoom that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this communication include, among other things, statements about the potential benefits of the proposed transaction for Zoom, Five9 and their respective customers, Zoom’s plans, objectives, expectations and intentions with respect to the combined company, the size of the opportunity for Zoom in contact centers, the financial condition, results of operations and business of Zoom or Five9, and the anticipated timing of closing of the proposed transaction.

Risks and uncertainties include, among other things, risks related to the ability of Zoom to consummate the proposed transaction on a timely basis or at all; Zoom’s ability to successfully integrate Five9’s operations and personnel; Zoom’s ability to implement its plan, forecasts and other expectations with respect to Five9’s business after the completion of the transaction and realize expected synergies; the satisfaction of the conditions precedent to consummation of the proposed transaction; Zoom’s ability to secure regulatory approvals on the terms expected in a timely manner or at all, especially in light of recent regulatory developments in the United States and elsewhere; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; any negative effects of the announcement or the consummation of the proposed transaction on the market price of Zoom’s Class A common stock or on Zoom’s operating results; the impact of significant transaction costs and unknown liabilities on Zoom’s operating results; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction; the exertion of management’s time and Zoom’s resources, and other expenses incurred in connection with any regulatory or governmental consents or approvals for the transaction; the possibility that competing offers will be made to acquire Five9; the effect of the announcement or pendency of the transaction on Zoom and Five9’s business relationships, operating results, and business generally; the impact of the COVID-19 pandemic and related public health measures on Zoom and Five9’s business and general economic conditions; the impact of geopolitical events; Zoom’s service performance and security, including the resources and costs required to avoid unanticipated downtime and prevent, detect and remediate potential security breaches; cyberattacks and security vulnerabilities that could lead to reduced revenue, increased costs, liability claims, or harm to Zoom’s reputation or competitive position; excessive outages and disruptions to Zoom’s online services if Zoom fails to maintain an adequate operations infrastructure; competitive factors, including new market entrants and changes in the competitive environment and increased competition; customer demand for Zoom’s products and services; Zoom and Five9’s ability to attract, integrate and retain qualified personnel; Zoom’s ability to protect its intellectual property rights and develop its brand; Zoom’s ability to develop new services and product features; Zoom’s operating results and cash flow; the impact of the transaction on Zoom’s strategy of acquiring or making investments in complementary businesses, joint ventures, services, technologies and intellectual property rights; changes in tax and other laws, regulations, rates and policies; and the impact of new accounting pronouncements.

These risks, as well as other risks related to the proposed transaction, are included in the registration statement on Form S-4 (as amended, the “Registration Statement”) that was filed by Zoom with the Securities and Exchange Commission (“SEC”) and declared effective by the SEC on August 26, 2021, the prospectus that was filed by Zoom with the SEC on August 26, 2021 (the “Prospectus”) and the definitive proxy statement that was filed by Five9 with the SEC on August 26, 2021 (the “Proxy Statement”). While the list of factors presented here is, and the list of factors presented in the Registration Statement, the Prospectus and the Proxy Statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward looking statements, please refer to Five9’s and Zoom’s respective periodic reports and other filings with the SEC, including the risk factors identified in Five9’s and Zoom’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.

The forward-looking statements included in this communication are made only as of the date hereof. Zoom assumes no obligation and does not intend to update these forward-looking statements, except as required by law.

Additional Information and Where to Find It

In connection with the proposed merger, Zoom filed with the SEC the Registration Statement and the Prospectus, and Five9 filed with the SEC the Proxy Statement. The Registration Statement was declared effective on August 26, 2021 and the Proxy Statement was first mailed to stockholders of Five9 on or about August 26, 2021. Each of Zoom and Five9 may also file other relevant documents with the SEC regarding the proposed transaction. The information in the Prospectus and Proxy Statement may be changed. This document is not a substitute for the Registration Statement, the Prospectus and the Proxy Statement or any other document that Zoom or Five9 may file with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SECURITY HOLDERS OF ZOOM AND FIVE9 ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROSPECTUS AND THE PROXY STATEMENT (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the proxy statement/prospectus (when available) and other documents filed by Zoom and Five9 with the SEC, without charge, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Zoom will be available free of charge under the SEC Filings heading of the Investor Relations section of Zoom’s website at https://investors.Zoom.us/. Copies of the documents filed with the SEC by Five9 will be available free of charge under the Financials & Filings heading of the Investor Relations section of Five9’s website at https://investors.Five9.com/.

Participants in the Solicitation

Zoom and Five9 and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Zoom’s directors and executive officers is set forth in Zoom’s Form 10-K for the year ended January 31, 2021 and the proxy statement for Zoom’s 2021 Annual Meeting of Stockholders, which were filed with the SEC on March 18, 2021 and May 5, 2021, respectively. Information about Five9’s directors and executive officers is set forth in Five9’s Form 10-K for the year ended December 31, 2020 and the proxy statement for Five9’s 2021 Annual Meeting of Stockholders, which were filed with the SEC on March 1, 2021 and March 29, 2021, respectively. Stockholders may obtain additional information regarding the interests of such participants by reading the Prospectus and Registration Statement and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Investors should read the Prospectus and Registration Statement carefully before making any voting or investment decisions. You may obtain free copies of these documents from Zoom and Five9 using the sources indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.